SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for each reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	13D/A Page 2 of 4

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Linda Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,442,239
8. Shared Voting Power 69,705
9. Sole Dispositive Power 1,442,239
10. Shared Dispositive Power 69,705
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,944
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 7.2%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	13D/A Page 2 of 4

EXPLANARY NOTE

This Amendment No. 10 (this "Amendment") amends Item 5 in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 9 (as defined below) to the statement on Schedule 13D originally filed by Linda Shaw with the Securities and Exchange Commission (the “SEC”) on December 15, 2006 (the “Original Filing”). Amendment No. 1 to the Original Filing filed with the SEC on June 19, 2006 through Amendment No. 8 ("Amendment No. 8") filed with the SEC on February 14, 2012 were jointly filed by Linda Shaw, Deborah Shaw and the Estate of William Shaw (the “Estate”).  Amendment No. 9 to the Original Filing ("Amendment No. 9") filed with the SEC on December 12, 2013 was filed solely by Linda Shaw.  Capitalized terms used herein shall have the meanings ascribed to such terms in the Original Filing, as amended.

This Amendment reports changes in the beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of shares of Common Stock of the Issuer owned by Linda Shaw since Amendment No. 9. This Amendment excludes Deborah Shaw and the Estate, who had previously through Amendment No. 8 jointly reported their beneficial ownership with Linda Shaw as described above. Deborah Shaw will continue to report her beneficial ownership separately on Schedule 13D. As reported in Amendment No. 8, with the final distribution of shares of Common Stock on June 17, 2010, the Estate ceased being the beneficial owner of any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of of 1,511,944 shares of Common Stock. These shares represent, in the aggregate, approximately 7.2% of the 20,922,800 outstanding shares of Common Stock as of the date hereof. The number of shares as to which the reporting person has:

Sole power to vote or to direct the vote is:	1,442,239
Shared power to vote or to direct the vote is:	62,705
Sole power to dispose or to direct the disposition of is:	1,442,239
Shared power to dispose or to direct the disposition of is:	69,705

      Of the shares as to which the reporting person shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 63,956 shares are owned by trusts for the benefit of the reporting person’s children, of which trusts the reporting person is co-trustee with Bruce Goodman, the reporting person’s spouse (and a director of the Issuer), and Deborah Shaw, the reporting person’s sister (and a director of the Issuer), and (b) 5,749 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., a charitable foundation of which the reporting person, Deborah Shaw and a daughter of Deborah Shaw are the directors. The filing of this statement shall not be construed that the reporting person is, for purposes of Section 13(d) of Exchange Act or otherwise, the beneficial owner of the foregoing 69,705 shares.

CUSIP No. 928703107	13D/A Page 4 of 4

The foregoing amounts exclude (a) 19,244 shares owned by Bruce Goodman, individually, (b) 2,400 shares underlying a stock option held by Bruce Goodman (the extent to which such option is currently exercisable or becomes excercisable within 60 days after the date hereof) that were granted to him by the Issuer as a director of the Issuer, (c) 1,500 shares held by Bruce Goodman as trustee of an irrevocable trust for the benefit of a child and (d) 436,205 shares are owned by trusts for the benefit of the reporting person’s children, of which trusts Deborah Shaw and Bruce Goodman are co-trustees. The reporting person disclaims beneficial ownership of the foregoing 459,349 shares.

Since the filing of Amendment No. 9, the only transactions in the Common Stock effecting the reporting person’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i) On November 29, 2012, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 214,685 shares to the reporting person.

(ii) On January 18, 2013, the reporting person gifted 7,000 shares to trusts for the benefit of her children, the trustees of which are the reporting person, Deborah Shaw and Bruce Goodman. This merely changed the nature of the reporting person’s beneficial ownership of these shares from sole to shared voting and dispositive power.

(iii) On February 8, 2013, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 247,751 shares to the reporting person.

(iv) On March 28, 2013, one Grantor Retained Annuity Trust previously created by the reporting person, of which trust she was the sole trustee and annuitant, returned 170,170 shares to the reporting person

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2013

/s/ Linda Shaw
Linda Shaw